Southland Health Services, Inc.

2344 Woodridge Avenue

Kingsport, Tennessee 37664

Phone (423) 247-9560 • Fax (423) 247-7629

October 13, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Vanessa Robertson

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Southland Health Services, Inc.

Form S-1

Filed June 7, 2006

File No.: 333-134797

Dear Ms. Robertson:

On behalf of Southland Health Services, Inc. (the “Company”), this letter responds to the comments you provided by letter dated July 3, 2006 regarding the Company’s Registration Statement on Form S-1. Please be advised that, concurrent with this response, the Company filed Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”), which incorporates, to the extent applicable, our responses set forth below. A courtesy copy of the filing is enclosed herewith, together with a redline comparison to the Registration Statement on Form S-1 filed June 7, 2006.

Your comments are set forth below in italics, and each comment is followed by the Company’s response.

General

4. The staff notes that some of the shares registered for the spin-off will be resold and are also being registered for resale. The shares held by the parent & affiliates of the parent should be registered only for resale as they will either not be spun-off or, if they will be spun-off, their distribution to affiliates will be exempt from registration. All of the shares should be registered only once; either for the spin-off or for the resale. Accordingly, the cover page of the registration statement should include the following information.

•	You should disclose that shares being spun-off to non-affiliates of the parent will be registered for distribution in the spin-off. You should disclose the number of shares being registered only in the spin-off.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see the cover page and page 3 of the Registration Statement.

•	You should disclose that shares being retained by the parent or being spun-off to affiliates of the parent will be registered for possible resale but not for the spin-off. You should disclose the number of shares being registered for resale.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see the cover page and page 3 of the Registration Statement.

•	You should indicate on which page of the prospectus you identify the selling shareholders.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see the cover page and page 3 of the Registration Statement.

•	As there is currently no market for the shares, you must state the fixed price at which the selling shareholders will offer the shares until such time at which the shares may trade on the NASDAQ system. You may also state that the shares will be resold at market if and when the shares trade on the NASDAQ system. Please note that accordingly you should modify your current disclosure on page 15 under the caption “Determination of Offering Price” and on pages 17—19 under the caption “Plan of Distribution.”

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 3,15 and 17 of the Registration Statement.

5. Based upon the fact that you are including a resale in which selling stockholders will sell their shares independently and the undertakings you have provided, it appears that you are attempting to register a continuous offering. If so, please check the Rule 415 box on the cover page of the registration statement.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see the cover page of the Registration Statement.

Prospectus Summary, page 1

6. Please disclose the factors considered in determining the fixed price at which the selling shareholders will sell their shares for resale until such time at which the shares are traded on the NASDAQ system.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 3 and 15 of the Registration Statement.

7. We note your statement that you are “a leading provider” of emergency medical transportation services and your references to a “long track record of delivering excellent service...” Statements of opinion of this type are not appropriate for a registration statement. Please delete this reference and limit your discussion to facts that may be observed and measured.

The Company has revised its disclosure in accordance with the Staff’s comment.

8. Please provide a more balanced summary of the company. In this regard, we note that you have not included a discussion of the risks associated with the company. Please provide a summary of these risks in disclosure that should be at least as prominent as your discussion highlighting your competitive strengths.

The Company has revised its disclosure in accordance with the Staff’s comment by including a sub-section entitled “Summary of Risk Factors” in the Prospectus Summary. Please see page 2 of the Registration Statement.

Risk Factors, page 4

Even if we are able to raise additional financing…, page 4

9. You have indicated that you may have to accept additional funding on terms that are not advantageous to existing shareholders. Please explain briefly how the different possibilities described in the risk factor, such as selling at a discount or pursuant to onerous terms, represent a risk to investors.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 4 of the Registration Statement.

Servicing our debt..., page 5

10. Please consider whether the inability to service debt could lead to more severe consequences than you have disclosed, such as the company going out of business.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 5 of the Registration Statement.

We could be subject to lawsuits..., page 5

11. As currently presented, this disclosure is generic in that it refers to the possibility of lawsuits that may have a material impact on the company. However, in light of the significance and volume of litigation the company is facing as set forth in the Business section, you should revise this disclosure to disclose the specific proceedings the company is facing and their potential impact on your business.

The Company has revised its disclosure in accordance with the Staff’s comment by adding a separate risk factor outlining the potential risk to the Company posed by the various pending legal matters against the Company. Please see page 5 of the Registration Statement.

We are subject to decreases in our revenue and profit margin..., page 5

12. Please provide an explanation of the term fee-for-service medical transports. Please also describe the specific arrangements that lead to variability of revenue but not in cost.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 5 of the Registration Statement.

We may not be able to successfully recruit and retain..., page 5

13. You have referred to problems you have faced with recruiting. Please provide more specific detail regarding these past problems and describe how the company resolved these challenges.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 6 of the Registration Statement.

We depend on our senior management..., page 6

14. Please describe any problems that you have faced of the type described in this risk factor. If any key personnel have plans to leave the company in the near future, please disclose this fact as well.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 6 of the Registration Statement.

The high level of competition..., page 7

15. Please describe any specific competitive advantages that your competitors have in the industry.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 7 of the Registration Statement.

Our business depends on numerous complex information systems…, page 7

16. Please expand this risk factor to provide more information about your systems so that investors can understand the risks posed in their proper context. You should explain what the systems are and what functions they serve for the company. You should also disclose the specific types of problems that may arise from the delays and complications you reference.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 7 of the Registration Statement.

Our ability to obtain adequate bonding coverage..., page 8

17. Please explain what bonding coverage is and why your business is dependent upon the ability to obtain coverage. Please also disclose any specific facts or circumstances which might make it difficult to obtain coverage and describe any problems you have faced obtaining coverage in the past.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 8 of the Registration Statement.

We may make acquisitions..., page 8

18.	Please disclose whether the company is currently contemplating any acquisitions.

The Company is not currently contemplating any acquisitions. Accordingly, the Company has revised its disclosure in accordance with the Staff’s comment. Please see page 8 of the Registration Statement.

Business, page 22

Overview, page 22

19. As noted in our comment above, statements such as “excellent” customer service and “our personnel’s commitment to their profession and communities...drives...our success” are not appropriate for the registration statement. Please limit your disclosure to observable facts.

The Company has revised its disclosure in accordance with the Staff’s comment.

20. Where you cite statistics in the disclosure, please disclose the source of your figures. If the figures are based upon your own estimates, please disclose how you arrived at the estimates. The following list is an illustrative and not exhaustive list of statements that should be supported:

•	…the ambulance services market...$6 to $9 billion per year

•	…15,000 private, public and not for profit...36 million ambulance transports in 2004

•	…number of transports will grow...1 % to 2% per year

•	…collective revenue...$7 billion per year...

•	Revenue…has grown at 5% to 7% per year...

The Company has revised its disclosure in accordance with the Staff’s comment.

Legal proceedings, page 38

21. Item 103 of Regulation S-K requires that with respect to any legal proceedings, the company include a “description of the factual basis alleged to underlie the proceeding.” As currently presented, your disclosure does not include this information for each proceeding you have described. Please revise your disclosure to include this information.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 38-39 of the Registration Statement.

Consolidated Financial Statements

22. We note a number of line items within your financial statements which do not have any amounts attributable to them. Please remove these line items or tell us why these line items are necessary.

The Company has revised its disclosure in accordance with the Staff’s comment by deleting all line items in the financial statements which do not have any amounts attributable to them. Please see the Consolidated Financial Statements contained in the Registration Statement.

Consolidated Balance Sheets, page 42

23. In accordance with Rule 5-02.30 of Regulation S-X, for each class of common shares state, on the face of the balance sheet, the number of shares issued or outstanding. We note on page 51 that you state the amount of shares authorized and outstanding but this information should be presented for each period for which an income statement is required.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 42 and 51 of the Registration Statement.

Consolidated Statement of Income, page 43

24. Please tell us why you have included the line item “net income/(loss) from operations” as there does not appear to be any differences between these amounts and your disclosure of net income. Please advise or remove this line item.

The Company has revised its disclosure in accordance with the Staff’s comment by deleting the line item “net income/(loss) from operations.” Please see page 43 of the Registration Statement.

25. Please revise your earnings per share line item caption to remove the reference to “from operations” as there appears to be no difference between net income/(loss) from operations and net income/(loss).

The Company has revised its disclosure in accordance with the Staff’s comment by removing the reference to “from operations.” Please see page 43 of the Registration Statement.

26. Please tell us why your have presented “net comprehensive income / (loss) per share” as it appears that you do not have any items of other comprehensive income. Please revise or advise.

The Company has revised its disclosure in accordance with the Staff’s comment by deleting the line item “net comprehensive income/(loss) per share.” Please see page 43 of the Registration Statement.

27. We noticed that you have completed a stock split during the year ended December 31, 2005. Please retroactively revise your earnings per share calculations for the years ended December 31, 2004 and 2003 in accordance with paragraph 54 of SFAS 128. Additionally, please tell us how your current presentation within your Consolidated Statement Changes of Stockholders’ Equity is appropriate. Please cite accounting literature relied upon, as appropriate.

The Company has revised its disclosure in accordance with the Staff’s comments by retroactively revising the Company’s earnings per share calculation for all periods presented in accordance with paragraph 54 of SFAS 128. The Company also has revised its Consolidated Statement of Change of Stockholders’ Equity to reflect the stock split.

Consolidated Statement Changes of Stockholders’ Equity, page 44

28. In accordance with Rule 3-04 of Regulation S-X please include the year ended December 31, 2003. Please note that the audit report indicates that this period has been audited. Furthermore, please label the March 31, 2006 line item as unaudited.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 44 of the Registration Statement.

Notes to Consolidated Financial Statements, page 46

29. We note that the notes to consolidated financial statements are labeled as March 31, 2006 and December 31, 2005 and 2004. Please note that in accordance with Rule 4-08 of Regulation S-X the notes shall be provided for each statement required to be filed. Therefore, you would be required to include notes for December 31, 2003 as well. In addition, please note that you should also include March 31, 2005 in accordance with Article 10 of Regulation S-X. The March 31, 2006 and March 31, 2005 headings should clearly be labeled unaudited. Please revise.

The Company has revised its disclosure in accordance with the Staff’s comment. Please the Notes to Consolidated Financial Statements commencing on page 46, of the Registration Statement.

Note 1: Summary of Significant Accounting Policies

Basis of Reporting, page 46

30. We note your disclosures regarding the May 2, 2004 simultaneous acquisition of Emergystat, Inc., and Southland Health Services, LLC in a common stock exchange transactions. Please tell us how you have accounted for these transactions. Specifically address whether the acquisition of Emergystat resulted in a reverse acquisition, whether the entities were under common control prior to acquisition, and how Bad Toys Holdings, Inc. became the sole owner of the company. For each transaction accounted for as a business combination, please tell us and disclosure the purchase price and your allocation of the purchase price to the assets and liabilities of the target companies. As this was an all stock transaction, please tell how you valued the stock transferred to establish the purchase price.

Southland Health Services, Inc. (“Southland”) was incorporated on October 17, 2003 by Glenn Crawford. Prior to 2004, it had no operations. Southland was formed to (i) facilitate the combination of Emergystat, Inc., a Mississippi corporation (“Emergystat”), and Emergystat of Sulligent, Inc., an Alabama corporation (“Sulligent”); (ii) acquire Southland Health Services, LLC, a Mississippi limited liability company (“SHS”); and (iii) expand the Company’s emergency services operations into the state of Virginia. Although the formalities of the roll up were not reduced to writing until February 5, 2005, beginning in the second quarter of 2004, Glenn Crawford, Joseph Donavan and Roy Joseph Cerone operated and treated Southland, Sulligent, Emergystat and SHS as one entity. The former shareholders and management of the Company, Crawford, Donavan and Cerone, directed actual operations of the acquired entities and exercised effective control over the acquired companies beginning on or about May 2, 2004. For example, the acquired entities used the same purchasing and accounting departments as well as the same dispatch center. On February 5, 2005, as a condition to closing the sale of the Company to Bad Toys Holdings, Inc., the following agreements were executed to evidence the roll up:

Southland issued 100% of its outstanding common stock to Glenn Crawford and Joseph Donavan in exchange for 100% of the shares of Emergystat and Sulligent pursuant to that certain Common Stock Exchange Agreement dated effective as of May 2, 2004. This transaction was treated as a purchase transaction and did not result in a reverse merger. There was no write up of assets and no recognition of gain, loss or goodwill upon completion of this transaction. Emergystat and Sulligent were both “S” corporations for income tax purposes until completion of the transaction Additionally, although Southland, Emergystat and Sulligent were under common control, they did not have a “parent-subsidiary” relationship prior to February 5, 2005.

Contemporaneous with the acquisition of Emergystat and Sulligent, Southland acquired one hundred percent (100%) of the equity ownership interests of SHS in exchange for two hundred shares of the common stock of Southland pursuant to a Contribution and Stock Agreement by and between Southland and Roy Joseph Cerone, the sole member of SHS, giving Cerone twenty percent ownership of the Company. This transaction was accounted for under the purchase method of accounting and was valued at $2,205,764. This amount was recorded as an investment in SHS. As part of the roll up, SHS acquired certain assets and assumed certain liabilities of Quality

Care Ambulance Services, Inc., a Tennessee corporation in exchange for the issuance of a promissory note in the amount of $1,000,000. Roy Joseph Cerone was the majority shareholder of Quality Care Ambulance Services, Inc. and the sole member of SHS. The transaction was accounted for as a purchase and was valued at $2,205,764. The transaction resulted in recording $1,918,912 as “Goodwill-Investments in Contracts” and $286,852 as “Equipment.” SHS serves parts of Eastern Tennessee and Southwest Virginia. After the acquisition of the Company by Bad Toys Holdings, Inc., new management determined that the primary contracts in both Tennessee and Virginia were under priced and that there was insufficient private sector service volume to enhance the geographic regions for the discounted contract prices resulting in monthly losses to the Company. As such, during 2005, the Company withdrew from one of the Tennessee contracts and renegotiated the primary Virginia contract. This resulted in a write off of $1,918,912 to “Goodwill-Investments in Contracts” in the fourth quarter of 2004.

The transactions described above were entered into by the previous owners and management of the Company prior to the Company becoming a wholly-owned subsidiary of Bad Toys Holdings, Inc.

On December 26, 2004, with and effective date of December 1, 2004, Bad Toys Holdings, Inc. acquired one hundred percent (100%) of the outstanding common stock of Southland from Glenn Crawford, Joseph Cerone and Joseph Donavan. The December 26, 2004, agreement was amended February 2, 2005, due to misrepresentations of payroll tax liabilities by the selling group. Larry N. Lunan is the majority shareholder in Bad Toys Holdings, Inc. holding approximately 50%.

31. As you only acquired a 92% ownership in Emergystat, Inc., please tell us how you have accounted for the minority interest in this company and where these amounts are presented on your balance sheet.

The Company actually acquired 100% of the equity interest in Emergystat, Inc. in the transactions described in our response to comment number 30. Based on a letter the Company has reviewed from previous counsel to the Company, it appears George Hutchinson loaned our subsidiary, Emergystat, Inc. or Emergystat of Sulligent, Inc., $250,000. This obligation appears to be secured by a pledge of 10% of the stock of Emergystat, Inc. and 10% of the stock of Emergystat of Sulligent, Inc. Subsequent to the loan, Mr. Hutchinson filed bankruptcy. The Company and the trustee appear to have reached a settlement, whereby the Company agreed to repay the entire amount over a period of time. As such, the Company believes it acquired 100% of Emergystat, Inc. and Emergystat of Sulligent, Inc., but that it might have pledged a certain portion of the shares to secure its obligations to Mr. Hutchinson’s bankruptcy estate.

32. We note that you exchanged 20% of the outstanding stock of Southland Health Services, Inc. for 100% of the equity interest in Southland Health Services, LLC in what appears to be an all stock transaction. Please tell us why you disclose a cash outflow within your Consolidated Statement of Cash Flows for this acquisition or revise your notes to disclose this provision of the purchase agreement.

The Company has revised its Consolidated Statement of Cash Flows in accordance with the Staff’s comments.

33. Please tell us your basis for presenting financial information as of and for the year ended December 31, 2003 on a combined basis when the 2005 and 2004 financial statements are on a consolidated basis. Please cite the accounting literature relied upon to be able to present this information.

Please see our response to comment number 30. Pursuant to these facts, we have presented the financial statements in the Form S-1 as “consolidated” for the years ended December 31, 2005 and 2004 and we have presented the financial statements as “combined” for the year ended December 31, 2003 as fully described in Note 1 of the Financial Statements. Prior to the roll-up, the former shareholders and management of the Company directed actual operations of and exercised effective control over Emergystat, Inc., Emergystat of Sulligent, Inc. and Southland Health Services, LLC, which allows for presentation on a combined basis for the year ended December 31, 2003. We believe this is the most comprehensive and accurate disclosure for shareholders and potential investors of the Company. The Company based its presentation in reliance upon ARB-51, paragraphs 22 and 23. ARB-51 provides that “[c]onsolidated financial statements usually are justified on the basis that one of the consolidating entities exercises control over the affiliated group. Where there is no such control, combined financial statements may be used to accomplish the same results. . . .” ARB-51 also states that “[c]ombined financial statements are prepared on the same basis as consolidated financial statements except that no company in the group has a controlling interest in the other.” This is the basis underlying the Company’s presentation.

Description of Business Operations, page 46

34. As the Company is wholly owned subsidiary of Bad Toys Holding, Inc., please confirm to us that the historical financial statements of the Company reflect all of its costs of doing business and that no other costs were incurred by the parent on its behalf that were not reflected within these financial statements. Additionally, for all expenses allocated from the parent, please disclose an explanation of the allocation method used within your notes to the financial statements along with an assertion from management that the method is reasonable. Please refer to SAB Topic 1.B.

The historical financial statements of the Company reflect all of its costs of doing business and no other costs were incurred by the parent on its behalf that are not reflected within these financial statements.

Property and Equipment, page 46

35. We note that there was a one-time write-off of goodwill in the fourth quarter of 2004. Please expand your disclosure to provide more information regarding the facts and circumstances that lead to initial capitalization of this goodwill balance, and current factors that lead to the write-off during the year ended December 31, 2004.

Please see our response to comment number 30 and our revisions on page 46 of the Registration Statement.

Note 4 Notes Payable, page 48

36. We note that the table of long-term debt maturities is as of March 31, 2006. Please revise to present as of December 31, 2005. Additionally, please tell us whether 2008 and after include amounts to be paid subsequent to 12/31/08 and why you believe the current presentation is appropriate.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 48 of the Registration Statement.

Ambulance financing, page 48

37. Please disclose the range of dates the installment notes and lease arrangements mature. Additionally, please tell us and discloses the significant provisions of the lease arrangements, whether these arrangements were accounted for as capital leases, and, if so, please include the SFAS 13 required disclosures regarding capital leases.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 48 of the Registration Statement. The Company currently has no capital leases.

Requisition Debt, page 48

38. Please confirm to us that the “requisition debt” is the same note payable as the “acquisition debt” disclosed in the table above. Further, please tell us and revise current disclosure to explain why and how management “rolled up” Southland Health Services, LLC, and where the $1.1 million note payable is recorded within the financial statements or tell us and disclose how the $1.1 million reconciles with the amounts presented in the table. Lastly, please explain further the situation that led to you making certain payments directly to other creditors of QCAS when you do not have primary responsibility.

Please see our response to comment numbers 30 and 35. The Company recorded the referenced note payable in the line item “Notes Payable” in the Consolidated Balance Sheet. The obligation is discussed further in the Note 14 of the Notes to the Consolidated Financial Statements. As discussed in our response to comment 30, pursuant to the Asset Purchase Agreement between Southland Health Services, LLC and Quality Care Ambulance Services, Inc., Southland Health Services, LLC acquired certain assets and assumed certain liabilities of Quality Care Ambulance Services, Inc.

Pursuant to the Asset Purchase Agreement, the Company was required to make payments to certain creditors whose obligations were secured by some of the assets obtained in the transaction. Please note that the Company did not purchase substantially all of the assets of Quality Care Ambulance Services, Inc. Finally, as noted, the “requisition debt” is the same note payable as the “acquisition debt.”

Note 5. Income Taxes, page 49

39. Please revise your notes to include the disclosures required by paragraphs 43 through 49 of SFAS 109 or tell us why management excluded this information.

The Company has revised its disclosure in accordance with the Staff’s comment.

40. Please present proforma income statement for the most recent year and interim period reflecting a tax provision calculated on the separate return basis or explain to us why proforma information is not needed. Please refer to Question 3 of SAB Topic 1B.

The Company’s income statement reflects a provision for income taxes calculated on an individual basis consistent with the requirements of Question 3, Section 1, of SAB Topic 1B. Please see page 43 of the Registration Statement.

Note 6. Leases, page 49

41. Please clarify your disclosures to indicate the difference between lease expense and rent expense. If these amounts are comparable between fiscal years, please explain to us and disclose why the substantial increase in 2005 and whether management intends to renew these leases.

There is no substantive difference between the items identified as “lease expense” and “rent expense” in Note 6. The Company has revised Note 6 to eliminate the term “rent” expense and to only reference “lease expense.” During 2005, the Company continued its expansion into Virginia and added new contracts in Mississippi. As the Company enters into new services areas, it typically leases an ambulance station, tower space (for communications) and sometimes additional ambulances. Although the Company anticipates renewing the leases on an annual basis, it is often driven by the profitability of each contract, as well as local political factors including changes to local 911 service regulations and the method of competitive bidding on governmental contracts.

Note 7: Notes Receivable, page 49

42. Please confirm whether the rent due to Mr. Crawford is included in the future minimum lease payments included in Note 6. Additionally, please tell us and clarify within your notes, how you account for the “application to the note” of the monthly rent you pay to Mr. Crawford. Please cite appropriate accounting literature relied upon by management.

The rent due to Mr. Crawford is included in the future minimum lease payments included in Note 6. Mr. Crawford issued three interest bearing promissory notes to the Company, each of which is attached as an exhibit to this Registration Statement. Each promissory note provides that the Company may credit the monthly lease payment due Mr. Crawford against the outstanding balance of the promissory note. The Company has provided additional disclosure regarding the above-referenced promissory notes in Note 7 to its Financial Statements.

Note 8: Legal Matters, page 50

Pacific Capital. L.P. V. Emergystat, Inc., et al.

43. Please clarify to us and within your notes, the sentence which states the belief that the Company “has no liability beyond the recorded purchase of certain assets.” Please tell us whether a liability was recorded, the amount of the liability recorded, if any, and the nature and the amount of the assets at risk from this lawsuit.

As described in our response to comment No. 30, the Company acquired one hundred percent (100%) of the equity ownership interests of Southland Health Services, LLC, a Mississippi limited liability company, in exchange for two hundred shares of the common stock of the Company pursuant to a Contribution and Stock Agreement by and between the Company and Roy Joseph Cerone, the sole member of Southland Health Services, LLC. Contemporaneous with these transactions, Southland Health Services, LLC acquired certain assets and assumed certain liabilities of Quality Care Ambulance Services, Inc., a Tennessee corporation. Roy Joseph Cerone was the majority shareholder of Quality Care Ambulance Services, Inc. As consideration for the assets, Southland Health Services, LLC issued a promissory note in the amount of $1,100,000 and agreed to assume certain liabilities of Quality Care Ambulance Services, Inc. Pacific Capital alleges that the Company assumed the debt owed to Pacific Capital by Quality Care Ambulance Services, Inc. in the amount of $602,389.43 and that the Company is liable to Pacific Capital under a successor-in-interest and/or merger/consolidation theory. Assuming a court finds the Company did assume this obligation, the Company believes its liability in the Pacific Capital lawsuit will not exceed $602,389.43. The assets at issue which Pacific Capital asserts a lien in consist of approximately four ambulances, with a estimated value of $7,000. The Company acquired title to these four ambulances as a result of the Southland Health Services, LLC’s acquisition of Quality Care Ambulance Services, Inc. The Company has recorded the referenced liability in the line item entitled “Note Payable” in the Company’s Consolidated Balance Sheet.

44. On the top of page 50 almost the entire beginning paragraph for the case Bad Toys Holdings, Inc. v. Glenn Crawford is missing. Please revise.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 50 of the Registration Statement.

Note 10. Employee Benefits, page 51

45. Please disclose the amount of any match or discretionary payments made by the Company to the 401(k) plan as required by paragraph 11, of SFAS 132(R).

The Company did not make any match or discretionary payments to the Company’s 401(k) for the periods presented in its financial statements. The Company has revised its disclosure in accordance with the Staff’s comments.

Selected and Supplementary Financial Data page 52

46. We note that your table of Other Financial Data on page 54 includes EBITDA and EBITDA as a percentage of net sales. Item 10(e) of Regulation S-K allows the use of EBITDA for non-GAAP liquidity measures, but not for performance measures. If you intend to use EBITDA as a performance measure we believe you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items. We believe that burden is not easily met. Please refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (which can be found at the following website address: http://www.sec.gov/divisions/corpfinlfaqs/nongaapfaq.htm) and note that at a minimum the following disclosures are required

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

The Company revised the table included in “Other Financial Data” to omit all non-GAAP liquidity measures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

47. Please eliminate the reference to the safe harbor provisions of the Reform Act as these provisions do not apply to a company making its first public offering.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 57 of the Registration Statement.

Results of Operations page 57

48. Please include a discussion of the change in other income/(expense) for all periods presented.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 57-58 of the Registration Statement.

49. Please include an explanation for the decrease in other operating expenses from 2004 to 2005.

The Company has revised its disclosure in accordance with the Staff’s comment. The prior management of the Company included both payroll tax expense and health insurance expense in the line item “Other Operating Expenses” for years ended December 31, 2004 and 2003. New management has elected to reclassify these amounts as payroll and employee benefits for consistency of presentation for the periods ended December 31, 2005 and June 30, 2006. The amount of the reclassification is $3,279,547 and $1,666,601 for the years ended December 31, 2004 and 2003, respectively. There is no change in reported total operating expense or net income for the periods ended December 31, 2004 and 2003.

Liquidity, page 60

50. Please clarify whether the $2,800,000 of employment taxes has been accrued and address the criteria in paragraph 8 of SFAS 5.

The Company has accrued $2,800,000 of employment taxes and has recorded the referenced liability in the line item entitled “Accrued and withheld taxes” in the Company’s Consolidated Balance Sheet. Please see page 60 of the Registration Statement.

Contractual Obligations and Commercial Commitments, page 60

51. We note that the total amount for operating lease obligations does not agree to the amounts shown in Note 6 on page 49. Please revise or advise.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 60 of the Registration Statement.

Critical Accounting Policies and Estimates, page 61

Claims Liability and Professional Liability. Reserves, page 61

52. Please revise your discussion and provide the following disclosures, as contemplated by Financial Reporting Codification Section 501.14 (Section V. of Financial Reporting Release 72):

a.	how accurate the estimate/assumptions have been in the past;

b.	how the estimate/assumptions have changed in the past and the effect the change had on your liquidity, financial position, and results of operations; and,

c.	whether the estimate/assumptions are reasonably likely to change in the future; if so and if the effect of that change would be material, qualitative and quantitative disclosure about this change and the effect it would have on your liquidity, financial position, and results of operations

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 61 of the Registration Statement.

Trade and Other Accounts Receivable. page 61

53. Improve your disclosure regarding accounts receivable balances to provide an understanding of the composition of the balance to assist investors in assessing collectibility.

•	Provide an aging of accounts receivable by payor classification with an emphasis on breaking out self pay receivables,

•	Disclose the days’ sales outstanding for each period and provide a discussion in liquidity and capital resources of the reasons for significant changes from the prior period,

•	Disclose the amount of the allowance for doubtful accounts and the qualitative factors effecting the estimate,

•	Clarify how write-offs of accounts receivable are determined and recorded.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 61 of the Registration Statement.

Revenue Recognition, page 62

54. Improve your disclosure regarding the estimated provisions for the contractual allowances and uncompensated care to provide an understanding of the accounting for these provisions, the qualitative factors affecting these estimates, the amount of and reasons for changes in these estimates, and quantitative disclosure of the amount of reasonably likely changes to the estimates. Please clarify when you record revenue and what the triggering events are for recognizing revenue. Please include your revenue recognition policy in Note 1 to the Consolidated Financial Statements. Disclose in the notes the amounts to determine gross revenue.

The Company has revised its disclosure in accordance with the Staff’s comment.

Directors, Executive Officers, Promoters and Control Persons, page 64

55. Item 401 of Regulation S-K requires that you provide professional biographical information for the past 5 years, including dates. It appears that your disclosure probably includes information for the past 5 years, however, you should include dates with each position you list so that the information is clear in this regard.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 64 of the Registration Statement.

Executive Compensation, Page 66

56. Please file your employment agreement Alan Walls as an exhibit to the registration statement. We also note the current agreement is expiring this month. Please also file any extension or new employment agreement between the registrant and Mr. Walls.

The Company has filed Mr. Walls’ employment agreement as an exhibit to this Registration Statement. As of this date, the employment agreement has expired. The Company does not intend to renew or extend the employment agreement.

57. Please provide a more fulsome description of the non-competition and confidentiality provisions contained in Mr. Walls’ contract.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 66 of the Registration Statement.

Security ownership of certain beneficial owners, page 67

58. Item 403 requires that the table include all shares that the listed persons have the right to acquire within 60 days. Please make sure that the information you have disclosed includes any such shares and then provide a representation to this effect in the disclosure.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 68 of the Registration Statement.

Certain relationships and related transactions, page 69

59. Item 601 of Regulation S-K requires that you file the agreements listed in this section as exhibits to the registration statement. Please file your agreements with Mr. Crawford.

The Company has filed each promissory note issued by Mr. Crawford to the Company as an exhibit to this Registration Statement.

60. Please expand your disclosure regarding these arrangements. Please disclose why the notes were made, when they were made and all material terms of the loans, including but not limited to the six year maturity schedule. Also disclose the current rate of interest.

The Company has revised its disclosure to reflect the following:

Glenn Crawford, the previous Chief Executive Officer and majority shareholder of the Company issued the following promissory notes to Emergystat, Inc., a subsidiary of the Company: (1) a promissory note dated December 31, 2002 having an original principal balance of $702,568, (2) a promissory note dated December 31, 2003 having an original principal balance of $1,000,000, and (3) a promissory note dated December 31, 2003 issued by Crawford having an original principal balance of $500,000 (each individually, a “Crawford Note,” and collectively, the “Crawford Notes”). In total, Glenn Crawford borrowed, in the aggregate, an original principal amount of $2,202,568 from Emergystat, Inc. (the “Original Borrowings”). Prior to the acquisition of Southland Health Services, Inc. by Bad Toys Holdings, Inc., Glenn Crawford was the majority shareholder of the Company. He was also the majority shareholder of Emergystat, Inc. and Emergystat of Sulligent, Inc. prior to their roll up into the Company. Mr. Crawford controlled all operations and activities as majority shareholder. Mr. Crawford received direct cash loans from the Company or its subsidiaries and also directed other payments to be made by the Company or its subsidiaries for his personal benefit. These transactions were recorded as loans to Mr. Crawford in the records of the Company or its subsidiaries. The Company’s previous auditors provided promissory notes for Mr. Crawford to execute and deliver to the Company to document these transactions.

The Crawford Notes accrue interest at the prime rate of interest as reported in the Wall Street Journal and are due and payable over the next ten years. Each Crawford Note anticipates that future advances will be made from time to time. Specifically, each Crawford Note provides that “[this note] includes any future funds borrowed by Glenn Crawford. The new debt will be added to the then existing balance.” During the year ended December 31, 2005, the Company increased the outstanding balance of the Crawford Notes upon its discovery that certain amounts classified as “other assets” and “inter-company accounts” on the Company’s balance sheet were actually funds used by Mr. Crawford for his personal use or by non-affiliated entities controlled by Mr. Crawford. This reclassification resulted in an increase of approximately $2,298,935 to the outstanding balance of the Crawford Notes. In addition, under Mr. Crawford’s tenure, the Company had not accrued interest on the Crawford Notes. The Company now has properly accrued interest on each Crawford Note, commencing on the date of issuance of each Crawford Note. Finally, as supplemental information, the Company currently maintains its operations center in Vernon, Alabama. The building is owned by Mr. Crawford. The monthly rent for use of the facility is applied to the Crawford Notes. The monthly rent charged is $10,000.

As of June 30, 2006, December 31, 2005 and December 31, 2004, the aggregate outstanding balances of the Crawford Notes were $4,775,527, $4,647,998 and $2,257,000, respectively.

61. You should clarify the reasons for and the circumstances related to the provision of the agreement with Mr. Crawford disclosed in the third sentence of the second paragraph of this section. Quantify the amounts owing to the company due to this provision.

Please see our response to Comment 60.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (423) 247-9560 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Larry N. Lunan
Larry N. Lunan
President and Chief Executive Officer

cc:	Joseph A. Probasco, Esq.

Bush Ross, P.A.

Terry Kelley, CPA

Pollard Kelley Auditing Services, Inc.